Golden Chief Resources, Inc.
                            896 N. Mill Street, #203
                             Lewisville, Texas 75057
                                  972 219-8585
June 9, 2006



United States Securities and Exchange Commission
Attn: April Sifford, Branch Chief
Attn: Shannon Buskirk, Division of Corporation Finance
Washington, D.C. 20549

Re:  Golden Chief Resources, Inc.
     Form 10-KSB/A for fiscal year ended June 30, 2005 Filed May 1, 2006 File No. 000-12809


Dear Ms. Sifford,

We have reviewed your comment letter dated May 30, 2006 and ask that you see our responses included herewith.

General
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     1.   SEC Comment: Please provide a statement acknowledging the items listed in the closing comments section at the end of this letter.

          Golden Chief Response:

               o Golden Chief acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing;
               o Golden Chief acknowledges that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
               o Golden Chief acknowledges that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB/a for the Fiscal Year Ended September 30, 2005
----------------------------------------------------------

General
-------

     2. SEC Comment: The filing of the amended Form 10-KSB on May 1, 2006 should be clearly marked and identified as an amendment to the previous filing made on March 20, 2006. Please revise your document to clearly identify the filing as "Form 10-KSB/A" and include disclosure within the filing that summarizes the nature, location and reasons for the change made from the original filing.

          Golden Chief Response:

          Golden Chief has marked the filing as Form 10-KSB/A Amendment No. 1 on the facing sheet. Additionally, the financial statements included in the Form 10-KSB/A Amendment No. 1 submitted herewith include a new footnote, Note 2, which identifies the financial statements' changes from the original filing as reclassifications and highlights those changes including the nature, location and reasons for the changes made from the original filing.

Item 8A
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     3.   SEC Comment: Please amend your filing to provide the information required by items 307 and 308 of Regulation S-B. Tell us how you considered the effect of the revisions made to your report, which required filling an amendment, on your conclusions regarding the effectiveness of your disclosure controls and procedures.

          Golden Chief Response:

          Golden Chief has added Items 8A. Controls and Procedures and 8B. Other Information under Item 8. in the revised Form 10-KSB/A Amendment No. 1 included herein. The disclosures included in Item 8A. explain how Golden Chief considered the effect of the revisions made to its report which required filling an amendment and on its conclusions regarding the effectiveness of its disclosure controls and procedures.

Financial Statements
--------------------

     4. SEC Comment: We note you have made revisions to the classification of certain amounts within the financial statements and to the disclosures within the footnotes. Tell us why you have not labeled the financial statements and footnotes as revised. Tell us what consideration your auditors have given to updating the audit reports to acknowledge these revisions.

          Golden Chief Response:

          The financial statements included in the Form 10-KSB/A Amendment No. 1 submitted herewith include a new footnote, Note 2, which identifies the financial statements' changes from the original filing as reclassifications and highlights those changes including the nature, location and reasons for the changes made from the original filing.

          Our independent registered accounting firm who audited these financial statements, Malone & Bailey, PC , have considered these reclassifications and the potential impact on the readers of the financial statements and have come to the conclusion, with which we concur, that because the reclassifications are not material to previously reported financial position or results of operations they do not raise the reclassifications to the level of a restatement which would require an update to their original audit report.

Statements of Operations, page F-4
----------------------------------

     5. SEC Comment: We note you have reclassified a portion of the amount previously classified as other expense to stock for services in your revised statements of operations in response to comment 4 of our letter dated April 13, 2006. however, we were unable to identify where you have expanded your footnote disclosures to describe the nature of this amount. We note your disclosure in note 4; however, it remains unclear how the amounts disclosed in your footnote sum to the amount classified as stock for services. Please revise your footnote disclosures to address the remaining balance of stock for services and to clarify how these individual issuances listed for the fiscal year ended September 30, 2005 relate to the total balance reflected in the statements of operations.

          Golden Chief Response:

          Golden Chief has made another reclassification of $28,694 from stock for services expense to other expense in the Form 10-KSB/A Amendment No. 1 submitted herewith. In addition, footnote 4 has been expanded to include a table of stock transaction issued for services which now agrees with the statement of operations as well as the statement of cash flows and the statement of changes in stockholders deficit.

Statement of Changes in Stockholders' Deficit, page F-5
-------------------------------------------------------

     6. SEC Comment: Please remove the "$" from the final total as of September 30, 2005 in the "Common Stock Shares" column as this amount refers to the number of shares outstanding. In addition, please remove the 243,019,960 from the September 30, 2005 column on your balance sheet on page F-3 as it appears this number of shares should have been reflected within the line item description for common stock.

          Golden Chief Response:

          Golden Chief removed the "$" from the final total as of September 30, 2005 in the "Common Stock Shares". In addition, Golden Chief removed the 243,019,960 from the September 30, 2005 column on its balance sheet on page F-3.

Statements of Cash Flows, page F-6
----------------------------------

     7. SEC Comment: Please revise your statement of cash flows or tell us what comprises the difference between the $906,036 stock issued for services during the fiscal year ended September 30, 2005 as presented in your statement of cash flows and the $935,000 balance of stock for services in your statement of operations for the fiscal year ending September 30, 2005.

          Golden Chief Response:

          Golden Chief has made a reclassification of $28,694 from stock for services expense to other expense in the Form 10-KSB/A Amendment No. 1 submitted herewith. In addition, footnote 4 has been expanded to include a table of stock transaction issued for services which now agrees with the statement of operations as well as the statement of cash flows and the statement of changes in stockholders deficit.

Note 1 - Summary of Significant Accounting Policies, page F-7
-------------------------------------------------------------

Oil & gas properties, page F-7
------------------------------

     8. SEC Comment: Tell us why you have not recorded any depreciation expense related to the Montgomery Pipeline. It appears this asset should be depreciated over its estimated useful life.

          Golden Chief Response:

          Golden Chief follows the policy of beginning to depreciate property & equipment on the date the asset is available for use, which is when the asset is in the location and condition necessary to operate as intended. The Montgomery pipeline is not in condition to operate as intended as it requires testing and inspection before it will be available for use.

          Golden Chief has expanded its accounting policy footnote in the Form 10-KSB/A Amendment No. 1 submitted herewith to include a policy for capitalization of property and equipment as well as a policy with respect to depreciation. This disclosure includes the above noted policy and discloses why no depreciation has been recorded on the Montgomery Pipeline.

Stock-Based Compensation, page F-9
----------------------------------

     9. SEC Comment: We noted your expanded disclosures in response to comment 7 of our letter dated April 13, 2006. However, we are unable to find the pro forma disclosures that you refer to in the revised footnote, as required by SFAS 123, paragraph 45(c). In addition, please expand
          Note 4 to include the additional disclosures required by paragraphs 47 & 48 of SFAS 123.

          Golden Chief Response:

          Golden Chief did not include any pro-forma disclosure of the impact of reflecting options on the fair value as no options were granted, modified or awarded for the years ended December 31, 2005 or 2004. This information was added to the accounting policy footnote related to stock-based compensation as well as Note 5 which details stock option activity in the Form 10-KSB/A Amendment No. 1 submitted herewith.

          Additionally, in the Form 10-KSB/A Amendment No. 1 submitted herewith, Golden Chief has added the disclosures required by paragraphs 47 & 48 of SFAS 123 to Note 5 related to stock options.

Note 7 - Related Party Transactions, page F-11
----------------------------------------------

     10. SEC Comment: We note you have revised your disclosure, in response to comment 10 of our letter dated April 13, 2006, relating to the purchase of the oil and gas property in Montgomery County, Kansas to state the carrying value approximates fair value at the time of purchase. However, your disclosures relating to the purchases of two oil & gas leases and a gas gathering system continue to state the purchase is accounted for at carry over basis. Tell us how you determined that the carry over basis of these assets acquired was a better approximation of the assets' fair value than the fair value of the stock issued as consideration.

          Golden Chief Response:

          The properties acquired for shares were all either non-producing oil and gas properties or in one instance an existing natural gas pipeline which was not in use. Golden Chief acquired the prior owners' cost basis information and relied upon this data. The fair value of the shares issued for the properties approached $1,000,000, an amount which we feel would be significantly inflated from either the carry over basis or any attempt at "fair value" based on our experience in the industry.

Exhibits 31.1 and 32.1
----------------------

     11. SEC Comment: Your response letter filed May 1, 2006 did not include a response to our comment12 of our letter dated April 13, 2006. We therefore reissue the comment: In your amended certifications, please revise the enumeration in Exhibit 31.1 to be consistent with the presentation denoted in Regulation S-B, Section 601 (B)(31).

          Golden Chief Response:

          Golden Chief has revised in the Form 10-KSB/A Amendment No. 1 submitted herewith the enumeration in Exhibit 31.1 to be consistent with the presentation denoted in Regulation S-B, Section 601 (B)(31).

     12. SEC Comment: Please update the date of the certifications to coincide with the date the amended report is filed.

          Golden Chief Response:

          Golden Chief has updated the date of the certifications to coincide with the date the amended report is filed.

Form 10-QSB for the Quarterly Period Ending December 31, 2005
-------------------------------------------------------------

Note 1, Basis of Presentation, page 6
-------------------------------------

New Accounting Standards, page 6
--------------------------------

     13. SEC Comment: We note your disclosure that the adoption of SFAS 123R had no effect on the financial statements. Please tell us how you made this determination considering the stock options you have outstanding that were previously accounted for in accordance with APB 25.

          Golden Chief Response:

          SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions.

          This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award--the requisite service period (usually the vesting period).

          This Statement is for public entities that file as small business issuers as of the beginning of the first interim or annual reporting period that begins after December 15, 2005 and applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date.

          Golden Chief determined that SFAS 123R had no effect on its financial statements as no options were granted, modified or awarded for the periods ended December 31, 2005 or 2004. This information was added to the accounting policy footnote related to stock-based compensation as well as Note 5 which details stock option activity in the Form 10-KSB/A Amendment No. 1 submitted herewith.

Exhibit 31.1
------------

     14. SEC Comment: In future filings, please revise your certification to refer onto to "report" and not "quarterly report" in section 2 through
          5. The wording of the certification should not deviate form the standard wording at Regulation S-B, Section 601(B)(31).

          Golden Chief Response:

          Golden Chief will revise future certifications to refer only to "report" and not quarterly report.

We believe that the above addresses the questions raised in the letter of comment, but if you have further questions please let us know.


Golden Chief Resources, Inc.


Sincerely,



/S/ M. H. McIlvain
------------------
M. H. McIlvain
President